

January 3, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of YELLOWSTONE ACQUISITION COMPANY, under the Exchange Act of 1934:

o   Units, each consisting of one share of Class A Common Stock and one-half of one Warrant

o   Class A Common Stock, $0.0001 par value per share

o   Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

Sincerely,

